


FILE 82-35049

April 17, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Office of International Corporate Finance

Re: Rule 12g3-2(b) submission by Coca-Cola İçecek A.Ş. (the "Company")

SUPPL

Ladies and Gentlemen:

We refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to Coca-Cola İçecek A.Ş. We hereby transmit to you, in accordance with the provisions of the Rule, in its meeting dated April 16, 2007, Coca-Cola İçecek A.Ş.'s Board of Directors resolved with unanimous decision that based on the Company's 2006 calendar year operations, the Ordinary General Assembly to take place on May 8, 2007, at 2:30 p.m. at the headquarters of the Company.

In addition, the Board of Directors resolved to propose to the General Assembly the distribution of a total YTL22,500,000 cash dividend, to be paid in May 2007, and the remainder of the net distributable profit to be added to the extraordinary reserves.

Subject to the approval of the General Assembly Meeting, a gross dividend of YTL0.088454 will be paid per 100 shares, representing a YTL 1 nominal value. Turkey based full and limited corporate tax payers, who receive dividends through an established business or a representative office in Turkey will receive a net amount of YTL0.088454 per 100 shares, and other shareholders will receive a net amount of YTL0.075186.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Kindly acknowledge receipt of this letter and the submission of the documents delivered herewith by stamping the duplicate copy of this letter and returning it in the envelope provided.

Sincerely,

COCA-COLA İÇECEK A.Ş.
Genel Müdürlük: Esenşehir Mah. Erzincan Cad. No:36, 34776 Yukarı Dudullu, Ümraniye-İstanbul Tel: 90 (216) 528 40 00 Fax: 90 (216) 365 84 67-68